                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 6-K
                                   --------



                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                             ASAT Holdings Limited
                             ---------------------
            (Exact name of Registrant as specified in its Charter)


                                 14/th/ Floor
                                138 Texaco Road
                          Tsuen Wan, New Territories
                                   Hong Kong
                   (Address of Principal Executive Offices)



          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F    X     Form 40-F
                                      ---


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ___        No X
                                                -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

          This report contains (i) Condensed Consolidated Financial Statements,
(ii) a Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months and six months ended October 31, 2000, and
(iii) other information, and is being made pursuant to Section 4.8 of the Indenture, dated as of October 29, 1999, by and between ASAT (Finance) LLC, a Delaware limited liability company (the "Company"), ASAT Holdings Limited and its subsidiaries referred to therein as guarantors, and The Chase Manhattan Bank, as trustee.

                               TABLE OF CONTENTS

Part I  Financial Information
-----------------------------

Item 1  Financial Statements

        Condensed Consolidated Balance Sheets as of April 30, 2000 and October 31, 2000...................    1

        Condensed Consolidated Statements of Operations and Comprehensive Income
          for the three months and six months ended October 31, 1999 and 2000.............................    2

        Condensed Consolidated Statements of Cash Flows for the three months and six months
          ended October 31, 1999 and 2000.................................................................    4

        Notes to Condensed Consolidated Financial Statements..............................................    6

Item 2  Management's Discussion and Analysis of Financial Condition and Results of Operations
          for the three months and six months ended October 31, 1999 and 2000.............................    8


Part II  Other Information
--------------------------

Item 1  Legal Proceedings.................................................................................   16

Signature.................................................................................................   17

All financial information in this report on Form 6-K is in United States dollars, which are referred to as "Dollars" and "$".

                             ASAT HOLDINGS LIMITED

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF APRIL 30, 2000 AND OCTOBER 31, 2000
                                 (In thousands)

                                                                             April 30,   October 31,
                                                                                2000        2000
                                                                                ----        ----
                                                                                         (Unaudited)
ASSETS
Current assets:
 Cash and cash equivalents................................................    $ 10,892      $100,566
 Accounts receivable-trade (net of allowance for doubtful accounts
  of $290 and $303 at April 30, 2000 and October 31, 2000, respectively)..      40,566        42,066
 Inventories (Note 3).....................................................      23,302        27,878
 Prepaid expenses and other current assets................................      10,911        19,470
                                                                              --------      --------
 Total current assets.....................................................      85,671       189,980
Property, plant and equipment, net of accumulated depreciation............     166,461       216,397
Option to acquire ASAT, S.A., at cost.....................................      20,000        20,000
Deferred charges..........................................................      10,907         4,996
Noncompete covenants, net.................................................         442             -
                                                                              --------      --------
 Total assets.............................................................    $283,481      $431,373
                                                                              ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term bank borrowings...............................................    $  9,000      $      -
 Current portion of other long-term debt..................................       5,000             -
 Accounts payable.........................................................      24,549        19,063
 Accrued liabilities......................................................       6,155        10,038
 Income taxes payable.....................................................      12,847        12,345
 Amount due to QPL Group..................................................       5,300         4,714
 Amount due to a related company..........................................         297           572
                                                                              --------      --------
 Total current liabilities................................................      63,148        46,732
Deferred income taxes.....................................................      21,992        28,344
12.5% Senior notes due 2006...............................................     149,217        97,277
Other long-term debt......................................................      35,000             -
Shareholders' equity:
 Common stock.............................................................       5,760         6,760
 Additional paid-in capital...............................................      12,457       233,457
 (Accumulated deficit)/Retained earnings..................................      (4,093)       18,803
                                                                              --------      --------
 Total shareholders' equity...............................................      14,124       259,020
                                                                              --------      --------
 Total liabilities and shareholders' equity...............................    $283,481      $431,373
                                                                              ========      ========

                             ASAT HOLDINGS LIMITED

   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
      FOR THE THREE MONTHS AND SIX MONTHS ENDED OCTOBER 31, 1999 AND 2000
                                  (Unaudited)
                       (In thousands, except share data)

                                                                          Three months ended            Six months ended
                                                                          ------------------            ----------------
                                                                      October 31,    October 31,    October 31,    October 31,
                                                                         1999            2000           1999          2000
                                                                         ----            ----           ----          ----
Net sales:
 -  Third parties..................................................   $    78,749    $   104,130    $   144,611    $   207,163
 -  QPL Group......................................................             -              -            101              -
                                                                      -----------    -----------    -----------    -----------

Total net sales....................................................        78,749        104,130        144,712        207,163
                                                                      -----------    -----------    -----------    -----------

Cost of sales:
 -  Purchases from QPL Group and other related party...............        17,170         16,286         29,168         32,504
 -  Other costs....................................................        30,857         51,216         60,820        102,452

                                                                      -----------    -----------    -----------    -----------
Total cost of sales................................................        48,027         67,502         89,988        134,956
                                                                      -----------    -----------    -----------    -----------
Gross profit.......................................................        30,722         36,628         54,724         72,207
                                                                      -----------    -----------    -----------    -----------

Operating expenses:
 Selling, general and administrative...............................         7,550          8,812         14,116         17,219
 Research and development..........................................         1,182          1,390          2,339          2,951

                                                                      -----------    -----------    -----------    -----------
Total operating expenses...........................................         8,732         10,202         16,455         20,170
                                                                      -----------    -----------    -----------    -----------

Income from operations.............................................        21,990         26,426         38,269         52,037
Other (expense) income, net........................................          (141)         2,049            (76)         3,200
Interest expense:
 -  amortization of deferred charges...............................           (14)          (235)           (14)          (688)
 -  third parties..................................................        (1,927)        (3,956)        (3,464)       (10,315)
 -  QPL Group......................................................        (2,059)             -         (2,404)             -
    Recapitalization costs.........................................        (6,493)             -         (6,493)             -

                                                                      -----------    -----------    -----------    -----------
Income before income taxes and extraordinary charge................        11,356         24,284         25,818         44,234
Provision for income taxes.........................................        (3,262)        (4,375)        (5,456)        (8,215)
                                                                      -----------    -----------    -----------    -----------

Income before extraordinary charge.................................         8,094         19,909         20,362         36,019
Extraordinary charge on early extinguishment of debt
 (net of income tax benefit of $885 for the three months
  ended October 31, 2000 and $1,108 for the six months
  ended October 31, 2000) (Note 4).................................             -        (10,561)             -        (13,126)
                                                                      -----------    -----------    -----------    -----------

Net income.........................................................         8,094          9,348         20,362         22,893
Other comprehensive income:
 Unrealized holding loss on marketable securities..................           (83)             -              -              -
                                                                      -----------    -----------    -----------    -----------

Comprehensive income...............................................   $     8,011    $     9,348    $    20,362    $    22,893
                                                                      ===========    ===========    ===========    ===========

                             ASAT HOLDINGS LIMITED
   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND SIX MONTHS ENDED OCTOBER 31, 1999 AND 2000 - Continued
                                  (Unaudited)
                       (In thousands, except share data)

                                                      Three months ended            Six months ended
                                                      ------------------            ----------------
                                                  October 31,     October 31,   October 31,    October 31,
                                                     1999             2000         1999           2000
                                                     ----             ----         ----           ----
Net income per ordinary share:
  Basic:
  Income before extraordinary charge.......       $       0.01  $       0.03   $       0.04  $       0.06
  Extraordinary charge.....................                  -         (0.02)             -         (0.02)
                                                  ------------  ------------   ------------  ------------
Net income                                        $       0.01  $       0.01   $       0.04  $       0.04
                                                  ------------  ------------   ------------  ------------


Basic weighted average number of ordinary
  shares outstanding.......................        576,000,000   676,000,000    576,000,000   635,782,609
                                                  ------------  ------------   ------------  ------------
Net income per ADS :
  Basic:
    Income before extraordinary charge.....       $       0.07  $       0.15   $       0.18  $       0.28
    Extraordinary charge...................                  -         (0.08)             -         (0.10)
                                                  ------------  ------------   ------------  ------------
  Net income                                      $       0.07  $       0.07   $       0.18  $       0.18
                                                  ------------  ------------   ------------  ------------

Basic weighted average number of ADSs
    outstanding............................        115,200,000   135,200,000    115,200,000   127,156,522
                                                  ------------  ------------   ------------  ------------

The dilutive earnings per share and ADS are the same as the basic earnings per share and ADS for the three months ended October 31, 2000 and the six months ended October 31, 2000.

The extraordinary charge of $10.6 million and $13.1 million for the three months and six months ended October 31, 2000, respectively, consisted of the redemption premium and a non-cash charge of approximately $5 million of unamortized deferred charges and was net of income tax benefit of approximately $0.9 million and $1.1 million for the three months and six months ended October 31, 2000, respectively.

                             ASAT HOLDINGS LIMITED

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
      FOR THE THREE MONTHS AND SIX MONTHS ENDED OCTOBER 31, 1999 AND 2000
                                  (Unaudited)
                                (In thousands)

                                                                       Three months ended           Six months ended
                                                                       ------------------           ----------------
                                                                    October 31,    October 31,   October 31,    October 31,
                                                                       1999           2000          1999           2000
                                                                       ----           ----          ----           ----
Operating activities:
  Net income.....................................................    $   8,094      $  9,348     $  20,362      $ 22,893
  Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization:
         Property, plant and equipment and noncompete covenants..        6,171         8,065        12,376        14,794
         Deferred charges and debt discount......................           14           397            14         1,070
      Deferred income taxes......................................          733         3,362           479         6,352
      Loss (gain) on disposal of property, plant and equipment...          504             -           603          (360)
      Loss on disposal of marketable securities..................          156             -           156             -
      Deferred charges written off...............................            -         2,707             -         5,496
      Cost incurred by QPL Group on behalf of ASAT...............          350             -           701             -
      Others.....................................................         (359)            -           (44)            -
Changes in operating assets and liabilities:
  Accounts receivable-trade......................................        6,314         8,597         1,940        (1,500)
  Inventories....................................................        1,230        (2,688)       (1,617)       (4,576)
  Prepaid expenses and other current assets......................       (1,433)          (68)         (594)       (2,113)
  Accounts payable...............................................        2,782        (4,876)        4,071        (8,374)
  Accrued liabilities............................................        2,902        (5,746)        3,768         3,883
  Amount due to a related company................................           75            53           373           275
  Income taxes payable...........................................        3,313          (591)        4,978          (502)
                                                                     ---------      --------     ---------      --------
    Net cash provided by operating activities....................       30,846        18,560        47,566        37,338
                                                                     ---------      --------     ---------      --------
Investing activities:
  Acquisition of property, plant and equipment...................       (9,310)      (34,867)      (15,625)      (68,114)
  Proceeds from sale of property, plant and equipment............        1,860          (331)        5,023           628
  Options to acquire ASAT S.A....................................      (20,000)            -       (20,000)            -
  Sale proceeds of marketable securities.........................          119             -           119             -
  Decrease in restricted cash....................................          695             -           665             -
                                                                     ---------      --------     ---------      --------
    Net cash used in investing activities........................      (26,636)      (35,198)      (29,818)      (67,486)
                                                                     ---------      --------     ---------      --------
Financing activities:
  Proceeds from initial public offerings, net of expenses........            -             -             -       222,001
  Issue of shares................................................          120             -           120             -
  Issue of 12.5% senior notes due 2006...........................      151,502             -       151,502             -
  35% redemption of 12.5% senior notes due 2006..................            -       (52,321)            -       (52,321)
  Increase in other long-term debt...............................       40,000             -        40,000             -
  Repayment of other long-term debt..............................      (38,288)            -       (39,348)      (40,000)
  Net (decrease) in short-term bank borrowings...................      (42,771)            -       (44,873)       (9,000)
  Net increase (decrease) in other amounts due to QPL Group......        8,196          (349)          477          (586)
  Dividend paid to QPL...........................................     (101,374)            -      (101,374)            -
  Deferred charges...............................................      (10,984)         (127)      (10,984)         (272)
  Proceeds from accounts receivable financing....................       21,285             -        40,221             -
  Repayment under accounts receivable financing..................      (29,315)            -       (47,709)            -
                                                                     ---------      --------     ---------      --------
    Net cash (used in) provided by financing activities..........       (1,629)      (52,797)      (11,968)      119,822
                                                                     ---------      --------     ---------      --------
Net increase (decrease) in cash and cash equivalents.............        2,581       (69,435)        5,780        89,674
Cash and cash equivalents at beginning of the period.............        4,608       170,001         1,409        10,892
                                                                     ---------      --------     ---------      --------
Cash and cash equivalents at end of the period...................    $   7,189      $100,566     $   7,189      $100,566
                                                                     =========      ========     =========      ========

                             ASAT HOLDINGS LIMITED

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND SIX MONTHS ENDED OCTOBER 31, 1999 AND 2000--continued

                                  (Unaudited)
                                (In thousands)



                                                              Three months ended         Six months ended
                                                              ------------------         ----------------
                                                           October 31,  October 31,   October 31,   October 31,
                                                              1999         2000           1999         2000
                                                              ----         ----           ----         ----
Supplemental disclosure of cash flow information:

  Cash paid during the period for:
    Interest..........................................       $ 4,656      $1,118         $ 5,940       $ 9,791
    35% redemption of 12.5% senior notes due 2006,                 -      61,031               -        61,031
    including $6,781 charged related primarily to
    premium for early redemption and associated fees
    Income taxes......................................             -         538               -         1,790

                             ASAT HOLDINGS LIMITED

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                                (In thousands)


1.   PRESENTATION OF INTERIM FINANCIAL STATEMENTS

     The condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles. The April 30, 2000 balance sheet date was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included in the annual report of ASAT Holdings Limited (the "Company") on Form 20-F for the fiscal year ended April 30, 2000. The interim financial statements for fiscal 2000 and 2001 were not audited, but in the opinion of management reflect all adjustments necessary for a fair presentation of the results for the interim periods presented.

2.   FOREIGN CURRENCY TRANSLATION

     Effective May 1, 2000, the Company changed its functional currency to the US dollar. The change was necessitated by significant changes in the economic environment in which the Company operates. The Company's business has changed in that a more significant portion of its revenues and sources of its financing are in US dollars. In addition, subsequent to the Company's recapitalization in October 1999, the Company has diminished the interdependencies with its affiliates. The impact of the change on the Company's financial position and operations is not material.

3.   INVENTORIES

     The components of inventories were as follows:

                                                            April     October
                                                           30, 2000   31, 2000
                                                           --------   --------
                                                                    (Unaudited)

     Raw materials...................................     $  20,726   $25,783
     Work-in-progress................................         2,576     2,095
                                                          ---------   -------
                                                          $  23,302   $27,878
                                                          =========   =======

4.   INITIAL PUBLIC OFFERING

     On July 14, 2000, the Company issued 20,000,000 American depository shares ("ADS") representing 100,000,000 ordinary shares at $12.00 per ADS in the initial public offering of the Company's ADSs on the Nasdaq National Market. Offering proceeds, net of expenses, amounted to approximately $222 million.

                             ASAT HOLDINGS LIMITED

                                  (Unaudited)
                                (In thousands)



     During the quarter ended July 31, 2000, the Company used a portion of the proceeds to repay early its $40 million senior secured loan and its revolving credit facility outstanding loan of $17 million. As a result of this early repayment, the Company recorded an extraordinary charge of $2.6 million. The charge represented a non-cash item and consisted of the unamortized deferred charges and is net of income tax benefit of $0.2 million.

     On August 23, 2000, the Company used an additional portion of the proceeds to redeem 35% or $53 million of the outstanding aggregate principal amount of the 12.5% senior notes due November 2006. The redemption price was 112.5% of the principal, as provided in the senior notes. As a result of this early redemption, the Company recorded an extraordinary charge of approximately $10.6 million. The charge consists primarily of the redemption premium plus a non-cash charge of approximately $5 million related to the unamortized deferred charges plus fees and net of income tax benefit of approximately $0.9 million.

5.   COMMITMENTS

     As of April 30, 2000 and October 31, 2000, the Company had contracted for capital expenditure on property, plant and equipment of $55,561 and $43,940 respectively.

Item 2  Management's Discussion and Analysis of Financial Condition and Results
        -----------------------------------------------------------------------
        of Operations for the three months and six months ended October 31, 1999
        ------------------------------------------------------------------------
        and 2000
        --------

You should read the following discussion and analysis together with our condensed consolidated financial statements and related notes included elsewhere in this document, which contain additional information helpful in evaluating our operating results and financial condition.

Overview

We are one of the world's largest independent providers of semiconductor assembly and testing services. We offer a broad selection of semiconductor packages, including standard and advanced leaded and ball grid array, or BGA, packages. We also are a leading provider of semiconductor testing services, particularly for mixed-signal semiconductors.

We target the communications sector of the semiconductor industry, including data networking, broadband applications, and mobile communications. We have over 123 customers and many of our top customers are among the world's largest and fastest growing semiconductor companies.

We provide assembly and testing services from our Hong Kong facilities. We also provide package design, thermal and electrical simulation services and testing support services from our facilities in Fremont, California and Hong Kong. Our sales offices and representatives are strategically located in the United States, Europe, Hong Kong, South Korea and Singapore.

Industry Demand. Our business is substantially affected by market conditions in the semiconductor industry. Semiconductor growth continues to be driven by strong end-use demand for networking applications, telecommunications services, computers and consumer products. The semiconductor business is highly cyclical. The industry experienced sustained growth during the first half of the 1990s as global demand for semiconductors expanded at an accelerated pace, but subsequently experienced downturns characterized by reduced product demand, production over-capacity, increased competition and lower pricing.

We have pursued a strategy of reducing our exposure to the semiconductor industry's cycles by (1) developing a customer base that produces semiconductor products for end-use applications that have experienced sustained growth in recent years, and (2) decreasing our exposure to the personal computer and memory markets, which have experienced particularly sharp price declines and demand volatility in recent years.

Due to a variety of factors, our quarterly operating results will vary. These factors could include: general economic conditions in the semiconductor industry, the short-term nature of our customers' commitments, capacity utilization, erosion of the selling prices of packages, changes in our product mix, and timing of our receipt of semiconductor chips from our customers. Interim results of operations do not necessarily indicate the results that may be expected for the full year. You should read the following information in conjunction with our consolidated financial statements and the related notes included in this document.

Results of Operations

The following table contains certain items as a percentage of net sales for the periods listed:

                                           Three Months Ended                        Six Months Ended
                                           ------------------                        ----------------
                                     October 31,         October 31,          October 31,          October 31,
                                        1999                2000                 1999                 2000
                                  ---------------     ----------------     ----------------     ----------------
                                                     ($ in millions, except margin amounts)
Net Sales......................   78.7     100.0%     104.1     100.0%     144.7     100.0%     207.2     100.0%
Cost of Sales..................   48.0      61.0%      67.5      64.8%      90.0      62.2%     135.0      65.2%
Gross Profit...................   30.7      39.0%      36.6      35.2%      54.7      37.8%      72.2      34.8%
Selling, general and
administrative.................    7.5       9.5%       8.8       8.5%      14.1       9.7%      17.2       8.3%

Research and development.......    1.2       1.5%       1.4       1.3%       2.3       1.6%       3.0       1.4%
Total operating expenses.......    8.7      11.0%      10.2       9.8%      16.4      11.3%      20.2       9.7%
Income from operations.........   22.0      28.0%      26.4      25.4%      38.3      26.5%      52.0      25.1%

The following table sets forth our unaudited gross profit, gross margin, EBITDA and EBITDA margin for the periods listed:

                                           Three Months Ended                        Six Months Ended
                                           ------------------                        ----------------
                                     October 31,         October 31,          October 31,          October 31,
                                        1999                2000                 1999                 2000
                                  ---------------     ----------------     ----------------     ----------------
                                                     ($ in millions, except margin amounts)
Gross Profit...................             30.7                 36.6                 54.7                 72.2
Gross Margin...................             39.0%                35.2%                37.8%                34.8%
EBITDA/(1)/....................             28.2                 34.5                 50.6                 66.8
EBITDA Margin/(1)/.............             35.8%                33.1%                35.0%                32.2%

_______________
(1) "EBITDA" is income from operations plus depreciation and amortization, non-recurring charges and extraordinary charge and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA, as defined in this footnote, may not be comparable to similarly titled measures used by other companies.

EBITDA increased in dollar terms in the three-month period ended October 31, 2000, compared with October 31, 1999. This improvement is the result of the increase in sales and reduced selling and general administration expenses as a percentage of sales.

Market indicators for the second half of our fiscal 2001 lead management to anticipate that the second half of our fiscal 2001 may experience a decline in sales growth. A decline in sales in 2001 would lead to a decrease in sales growth.

Three Months Ended October, 1999 Compared to Three Months Ended Oct 31, 2000

Net Sales

The following table contains a breakdown of net sales by product category for the periods listed (U.S. dollars in millions and as a percentage of net sales):

                                           Three Months Ended                        Six Months Ended
                                           ------------------                        ----------------
                                     October 31,         October 31,          October 31,          October 31,
                                        1999                2000                 1999                 2000
                                  ---------------     ----------------     ----------------     ----------------
                                                          ($ in millions, % of net sales)
Leaded:
        Standard...............   26.3      33.4%      21.7      20.8%      49.5      34.2%      47.1      22.7%
        Advanced...............   21.3      27.1%      27.2      26.1%      37.5      25.9%      51.4      24.8%
BGA:
        Standard...............    6.1       7.8%       0.8       0.8%      11.1       7.7%       5.7       2.8%
        Advanced...............   19.3      24.5%      48.7      46.8%      33.0      22.8%      90.7      43.8%
Testing........................    5.7       7.2%       5.7       5.5%      13.6       9.4%      12.3       5.9%
          Total................   78.7     100.0%     104.1     100.0%     144.7     100.0%     207.2     100.0%

Net sales increased 32.3% to $104.1 million in the three months ended October 31, 2000 from $78.7 million for the three months ended October 31, 1999. This increase was mainly due to strong volume growth in assembly sales of advanced BGA and leaded packages. Revenue from advanced packages accounted for 51.6% of sales in the three months ended October 31, 1999 and grew to 72.9% of sales in the three months ended October 31, 2000. The sales growth reflected a continuation of growth of our core business in advance packaging to the communication sectors.

Gross Profit

Gross profit increased 19.2% to $36.6 million in the three months ended October 31, 2000 from $30.7 million in the three months ended October 31, 1999. Gross margin was 35.2% in the three months ended October 31, 2000 compared to 39.0% in the three months ended October 31, 1999. Gross margin decreased primarily due to
(1) a non-recurring consignment contract for the assembly business in the October 1999 quarter and (2) a decrease in testing revenue as a percentage of net sales. In the October 2000 quarter, the higher volume of production enabled ASAT to increase manufacturing efficiency and reduce unit fixed manufacturing costs.

Selling, General and Administrative

Selling, general and administrative expenses increased 17.3% to $8.8 million in the three months ended October 31, 2000 from $7.5 million in the three months ended October 31, 1999. As a percentage of net sales, operating and sales, general and administrative expenses decreased from 9.5% to 8.5%. The increase is attributed primarily to an increase in headcount. These increases were partly offset by the elimination of the management fee paid to QPL in the three months ended October 31, 1999.

Research and Development

Research and development increased 16.7% to $1.4 million for the three months ended October 31, 2000 from $1.2 million for the three months ended October 31, 1999. These costs decreased, however, as a percentage of net sales from 1.5% to 1.3%. A significant portion of these expenditures, including additional staff costs and outside consulting services, was focused on developing additional advanced semiconductor packaging technologies which have introduced to the market in recent quarters.

Interest Expense

Interest expense increased from $4.0 million during the three months ended October 31, 1999 to $4.2 million during the same period in 2000, a $0.2 million increase. Interest in the period ended October 31, 2000 was related to our senior unsecured notes of which 35% were early redeemed in August 2000. Interest in the quarter ended October 1999 was attributed to term debt and a revolving credit line, both of which were extinguished subsequent to IPO.

Recapitalization Cost

Recapitalization costs represent primarily professional fees in conjunction with disposition of 50% of ASAT shares previously held by QPL to various private equity funds including Chase Capital Partners, Olympus Capital Holdings Asia, and Orchid Asia Holdings.

Other Income and Expense

Other income and expense, combined, increased from $0.1 million net expenses in the three months ended October 31, 1999 to $2.0 million net income in the three months ended October 31, 2000. This increase was due to increased interest income arising from investment of cash generated from operations net of investment spending and debt repayment, plus unspent IPO proceeds to date.

Income Taxes

Income tax expense increased by $1.1 million to $4.4 million in the three months ended October 31, 2000 from $3.3 million in the three months ended October 31, 1999 mainly due to an increase in pre-tax income. The effective tax rate was 18.0% in the three months ended October 31, 2000 and 18.3% (excluding the non-deductible recapitalization costs) in the three months ended October 31, 1999.

Extraordinary Charge

During the quarter ended October 31, 2000, we used a portion of the proceeds from our initial public offering of ADSs to repay early our 35% of senior unsecured notes. As a result of the early repayment of these notes, we recorded an extraordinary loss of $10.6 million representing a non-cash charge consisting of the unamortized deferred costs related to obtaining the refinancing, which is net of an income tax benefit of $0.9 million.

Six Months Ended October, 1999 Compared to Six Months Ended October 31, 2000

Net Sales

The following table contains a breakdown of net sales by product category for the periods listed (U.S. dollars in millions and as a percentage of net sales):

                                                                 Six Months Ended
                                                                 ----------------
                                                    October 31,                    October 31,
                                                       1999                           2000
                                                    -----------                    -----------
                                                         ($ in millions; % of net sales)
Assembly Leaded:
     Standard............................       49.5            34.2%           47.1          22.7%
     Advanced............................       37.5            25.9%           51.4          24.8%
Assembly BGA:
     Standard............................       11.1             7.7%            5.7           2.8%
     Advanced............................       33.0            22.8%           90.7          43.8%
Testing..................................       13.6             9.4%           12.3           5.9%
     Total...............................      144.7           100.0%          207.2         100.0%

Net sales increased 43.2% to $207.2 million in the six months ended October 31, 2000 from $144.7 million in the six months ended October 31, 1999. This increase was mainly due to strong volume growth in assembly sales of BGA and advanced leaded packages. Revenue from advanced packages accounted for 68.6% of sales in the six months ended October 31, 2000, compared with 48.7% of sales in the six months ended October 31, 1999. The sales growth reflected a continuation of growth of our core business in advance packaging to the communication sectors.

Gross Profit

Gross profit increased 32.0% to $72.2 million in the six months ended October 31, 2000, compared with $54.7 million in the six months ended October 31, 1999. Gross margin was 34.8% in the six months ended October 31, 2000, compared to 37.8% in the six months ended October 31, 1999. Gross margin decreased primarily due to (1) a non-recurring consignment revenue contract experienced in 1999, and
(2) a decrease in testing revenue as a percentage of net sales. Higher sales volumes in the six months ended October 2000 enabled us to increase our manufacturing efficiency and reduce fixed manufacturing costs per unit of product.

Selling, General and Administrative

Selling, general and administrative expenses increased 22.0% to $17.2 million in the six months ended October 31, 2000 from $14.1 million in the six months ended October 31, 1999. The increase resulted primarily from additions to sales and marketing personnel to help grow the business. Administration costs increases were offset to some extent by the elimination of the management fee paid historically to QPL in the six months ended October 31, 1999.

As a percentage of net sales, selling, general and administrative expenses decreased from 9.7% to 8.3%.

Research and Development

Research and development increased 30.4% to $3.0 million in the six months ended October 31, 2000 from $2.3 million in the six months ended October 31, 1999. These costs decreased, however, as a percentage of net sales from 1.6% to 1.4%. A significant portion of these expenditures was for staffing and consulting services which developed new packages introduced to the market in recent quarters.

Interest Expense

Interest expense increased from $5.9 million during the six months ended October 31, 1999 to $11.0 million during the same period in 2000, a $5.1 million increase. Interest in the period ended October 31, 2000 was related to our secured term loan facility, our senior unsecured notes and our revolving banking facility all of which were obtained as part of our recapitalization in October, 1999.

Recapitalization Costs

Recapitalization costs represent primarily professional fees in conjunction with disposition of 50% of ASAT shares previously held by QPL to various private equity funds including Chase Capital Partners, Olympus Capital Holdings Asia, and Orchid Asia Holdings.

Other Income and Expense

Other income and expense, combined, increased from $0.1 million net expenses in the six months ended October 31, 1999 to $3.2 million net income in the six months ended October 31, 2000. This increase was due to increased interest income arising primarily from investment of net cash flow generated from the business plus unspent proceeds arising from IPO.

Income Taxes

Income tax expense increased by $2.7 million to $8.2 million in the six months ended October 31, 2000 from $5.5 million in the six months ended October 31, 1999 mainly due to an increase in pre-tax income. The effective tax rate was 18.6% in the six months ended October 31, 2000, and was 16.9% (excluding the non-deductible recapitalization costs) in the six months ended October 31, 1999.

Extraordinary Charge

During the six months ended October 31, 2000, we used a portion of the proceeds from our initial public offering of ADSs to repay early our $40.0 million senior secured loan, the outstanding balance on our revolving credit facility of $17 million and 35% of senior unsecured notes. As a result of the early repayment of these obligations, we recorded an extraordinary charge of $13.1 million representing a non-cash charge consisting of the unamortized deferred costs related to obtaining the refinancing and is net of an income tax benefit of $1.1 million.

Liquidity and Capital Resources

In fiscal years 1998, 1999 and 2000 and for the three months ended October, 2000, our capital expenditures totaled approximately $44.0 million, $27.5 million, $56.0 million and $34.9 million, respectively. These expenditures were incurred primarily for equipment and facilities acquired for production of assembly products and for test equipment. The fiscal year ended April 2000 included $10 million for the purchase of a facility from Motorola Corporation to house test and administration functions.

ASAT has historically financed capital expenditures through net operating cash flow, debt from outside financial institutions, including capital leases, and advances from QPL. Net cash generated by operating activities was $47.2 million, $62.3 million, $81.7 million and $18.6 million in fiscal years 1998, 1999 and 2000 and the three months ended October 31, 2000, respectively. Our net operating cash flow was also used to support QPL during the financial difficulties it incurred during the fiscal years 1998 and 1999 and the period in fiscal 2000 until our recapitalization. Since our recapitalization, we have discontinued our financial support of QPL.

In October 1999 (i.e. fiscal year 2000) we refinanced outstanding debt with $155.0 million in senior notes at 12.5% due November 1, 2006. Additionally, we obtained a five year $40.0 million secured term loan facility plus a $25.0 million revolving credit facility.

With $222 million net proceeds generated from our IPO in July 2000, we liquidated in August the $40 million term facility and $17 million borrowed against our revolving credit line. By end of the quarter ended October 2000, we reduced 35% or $54 million of the senior notes. At quarter end October 2000, the principal balance of the senior notes was $97 million, compared with over $100 million in cash on the balance sheet.

Capital expenditures in the quarter ended October 2000 were financed by operating cash flows and a portion of IPO proceeds.

We expect future capital requirements to consist primarily of purchases of production machinery and equipment to expand capacity, serving growth of the company. We expect capital expenditures through fiscal year end April 2002 to be financed through cash flow generated from operations plus remaining unspent IPO proceeds. We anticipate using up to $50 million of cash in fiscal 2001 and fiscal 2002 to construct and equip with assembly equipment an additional manufacturing operation in mainland China. The purpose is to expand capacity to accommodate high volume production, adding capacity for growth.

Market Sensitivity

We have market risk primarily in connection with the pricing of our packaging products and services and the purchase of raw materials. Both pricing and cost of raw materials are significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw material costs.

We generally have not been significantly affected by foreign exchange fluctuations because (1) substantially all of our revenues are in U.S. dollars and (2) the largest share of our non-U.S. dollar costs historically has been denominated in Hong Kong dollars which have been pegged to the U.S. dollar at a relatively constant exchange rate since 1983.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial conditions and results of operations.

Forward Looking Statements Disclaimer

This document contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including those that are identified by the use of words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "anticipates," "projects" and similar expressions. Risks and uncertainties that could affect us include technology changes, overall semiconductor industry conditions, timing of customers' orders and our capacity at the time to meet such orders, adverse developments affecting major customers, fluctuations in market prices for our products, variations in product mix, timing of expenditures in anticipation of future sales, increased inflation and interest rates on our debt and effects of our substantial level of debt, including the cash required to service our debt and the possible difficulties in obtaining additional financing. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward looking statements. Any forward-looking statement or information contained in this document speaks only as of the date the statement was made. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

                                    Part II

Item 1  Legal Proceedings
        -----------------

We are not a party to any material litigation.

                                   Signature


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ASAT Holdings Limited



                                   By:/s/ Stan Baumgartner
                                      -----------------------
                                      Name:  Stan Baumgartner
                                      Title: Chief Financial Officer

Date: December 22, 2000